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                                                                    EXHIBIT 99.6


          CERTIFICATION REQUIRED BY RULE 13a-14(b) AND SECTION 1350 OF
                CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE


In connection with the annual report of Acetex Corporation ("Acetex") on Form 40-F for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Brooke N. Wade, Chairman and Chief Executive Officer of Acetex, certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Acetex.



"Brooke N. Wade"
--------------------------------------------
Name:  Brooke N. Wade
Title:  Chairman and Chief Executive Officer

March 29, 2005